UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global-E Online Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M5216V106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106	13G	Page 1 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cross Ship S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,831,075

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,831,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,831,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (11) is based on Global-E Online Ltd.’s (the “Issuer”) 146,629,361 ordinary shares, no par value (“Ordinary Shares”) outstanding on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the Securities and Exchange Commission (“SEC”) on November 9, 2021.

CUSIP No. M5216V106	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vitruvian III Luxembourg S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,831,075

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,831,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,831,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (11) is based on 146,629,361 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 9, 2021.

CUSIP No. M5216V106	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III Nominees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,831,075

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,831,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,831,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (11) is based on 146,629,361 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 9, 2021.

CUSIP No. M5216V106	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,503,609

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,503,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,503,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	The percentage set forth in row (11) is based on 146,629,361 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 9, 2021.

CUSIP No. M5216V106	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III CO-INVEST LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
327,466

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
327,466

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,466

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	The percentage set forth in row (11) is based on 146,629,361 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 9, 2021.

CUSIP No. M5216V106	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vitruvian Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,831,075

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,831,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,831,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1)	The percentage set forth in row (11) is based on 146,629,361 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 9, 2021.

CUSIP No. M5216V106	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer

Global-E Online Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices

25 Basel Street

Petah Tikva 4951038

Israel

Item 2(a).	Name of Person Filing

This Schedule 13G (this “Statement”) is being jointly filed by:

i.	Cross Ship S.à r.l., a Luxembourg société à responsabilité limitée (“Cross Ship”);
ii.	Vitruvian III Luxembourg S.à r.l., a Luxembourg société à responsabilité limitée (“Vitruvian Luxembourg”) and sole shareholder of Cross Ship;
iii.	VIP III Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of VIP III LP, an English limited partnership and VIP III Co-Invest LP, a Jersey limited partnership (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg; and
iv.	Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”), manager of the Funds (as appointed by their respective general partners), and sole shareholder of VIP Nominees.

Cross Ship, Vitruvian Luxembourg, VIP Nominees, the Funds and Vitruvian Partners are hereinafter sometimes collectively referred to as the “Reporting Persons.” The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY; the address of the principal business office of VIP III Co-Invest LP is 12 Castle Street, St Helier, Jersey JE2 3RT; and the address of the principal business office of Cross Ship and Vitruvian Luxembourg is 21, rue Philippe II, L-2340 Luxembourg.

Item 2(c).	Citizenship

See Item 2(a) above.

Item 2(d).	Title of Class of Securities

Ordinary Shares, no par value

Item 2(e).	CUSIP Number

M5216V106

CUSIP No. M5216V106	13G	Page 8 of 10 Pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is:

Not applicable.

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
☐	(j)	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: each of the Reporting Persons beneficially owns the Ordinary Shares listed on such Reporting Person’s cover page.
(b)	Percent of class: each of the Reporting Persons beneficially owns the percent of Ordinary Shares listed on such Reporting Person’s cover page.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see each Reporting Person’s cover page.
(ii)	Shared power to vote or to direct the vote: see each Reporting Person’s cover page.
(iii)	Sole power to dispose or to direct the disposition of: see each Reporting Person’s cover page.
(iv)	Shared power to dispose or to direct the disposition of: see each Reporting Person’s cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. M5216V106	13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibit Index

Exhibit No.	Name of Exhibit
Exhibit 99.1	Joint Filing Agreement, dated February 11, 2022, by and among the Reporting Persons

CUSIP No. M5216V106	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2022

CROSS SHIP S.À R.L.

By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III NOMINEES LIMITED
By: Vitruvian Partners LLP, its director

By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III LP
By: Vitruvian Partners LLP, designated member of its general partner

By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III CO-INVEST LP
By: Vitruvian Partners LLP, designated member of its general partner

By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VITRUVIAN PARTNERS LLP

By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner